Exhibit 99.1

REGULATED INFORMATION

Publication relating to transparency notifications

Mont-Saint-Guibert (Belgium), October 25, 2024, 10:30 pm CET / 4:30 pm ET – In accordance with article 14 of the Act of 2 May 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) announces that it received a transparency notification as detailed below.

Vestal Point Capital

On October 23, 2024, Nyxoah received a transparency notification from Vestal Point Capital following an acquisition or disposal of voting securities or voting rights. Based on the notification, Vestal Point Capital holds 3,000,688 voting rights, representing 8.03% of the total number of voting rights on October 9, 2024 (37,389,015).

The notification dated October 22, 2024 contains the following information:

•         Reason for the notification: acquisition or disposal of voting securities or voting rights

•         Notification by: a parent undertaking or a controlling person

•         Persons subject to the notification requirement:

-	Vestal Point Capital, LLC (with address at 632 Broadway, Suite 602, New York, NY 10012, USA)
-	Vestal Point Capital, LP (with address at 632 Broadway, Suite 602, New York, NY 10012, USA)
-	Ryan Wilder (with address at 632 Broadway, Suite 602, New York, NY 10012, USA)

•         Date on which the threshold was crossed: October 9, 2024

•         Threshold that is crossed: 5%

•         Denominator: 37,389,015

•         Notified details:

A) Voting rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
Ryan Wilder	0	0	0	0.00%	0.00%
Vestal Point Capital, LLC	0	0	0	0.00%	0.00%
Vestal Point Capital, LP	3,000,688	3,000,688	0	8.03%	0.00%
Subtotal	3,000,688	3,000,688		8.03%
	TOTAL	3,000,688	0	8.03%	0.00%

•	Full chain of controlled undertakings through which the holding is effectively held: Vestal Point Capital, LP (investment manager) is controlled by Vestal Point Capital, LLC (general partner). Vestal Point Capital, LLC is controlled by Mr. Ryan Wilder (managing member).
•	Additional information: Vestal Point Capital, LP is the investment management company that can exercise the voting rights at its discretion, in the absence of specific instruction.

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Contact:
Nyxoah
Loic Moreau, CFO
IR@nyxoah.com

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